UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 000- 25487

Check One: ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form NSAR

For the period ended: September 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form NSAR

For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: BioPharm Asia, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office:	New Agriculture Development Park, Daquan Village, Tonghua County, Jilin Province, P.R. China. 134115

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date ; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BioPharm Asia, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 due to a delay in completing the financial statements, and the review procedures related thereto, required by the Company's Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. This procedure has been further delayed due to the recent appointment by the Company of a new Chief Financial Officer. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

(Name)	(Area Code)	(Telephone Number)
Lijun Zhang	646	200-6329

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

BIOPHARM ASIA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2010

BIOPHARM ASIA, INC.

By:	/s/ Shengqun Li
Shengqun Li
Chief Executive Officer